EXHIBIT 99.1

Internet Gold - Golden Lines Ltd. Announces Results of Public Tender in Israel for its Series C Debentures

Ramat-Gan, Israel, August 10, 2011 - Internet Gold - Golden Lines Ltd. (Nasdaq: IGLD) today announced that following the filing of a supplemental prospectus dated August 10, 2011, and pursuant to its shelf prospectus filed on September 1, 2010, the public tender in connection with the public offering in Israel of the Company's Series C Debentures was completed. The Company will issue, NIS 121,520,000 (approximately $35 million) aggregate principal amount of Series C Debentures. The price of the Series C Debentures, which was determined in a public tender, is NIS 1.005 per Series C Debenture.

The net proceeds from the public offering, after deduction of arranger’s fees, early commitment fees and other expenses and commissions, are expected to be approximately NIS 120 million.

The terms of the newly issued Series C Debentures will be identical to the terms of the Company’s Series C Debentures issued in September 2010. The newly issued Series C Debentures will be listed on the Tel Aviv Stock Exchange. The Series C Debentures will be payable in four equal annual installments on March 10 of each of the years 2016 through 2019 and will bear interest at a fixed annual rate of 4.45% per annum, which will be payable semi-annually on March 10 and September 10 of each of the years 2011 through 2019. The Series C Debentures are NIS denominated and are linked to the Israeli consumer price index.

The Series C Debentures contain standard terms and conditions and are unsecured, non-convertible and do not restrict the Company's ability to issue any new series of debt instruments or distribute dividends in the future.

The Series C Debentures were offered only in Israel pursuant to the Company's shelf prospectus and a prospectus supplement, will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to U.S. Persons (as such term is defined under Regulation S promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act.

The Israeli Tax Authority approved the formula for calculating the adjusted discount rate for all Series C Debentures for taxation purposes. According to the principles set out in the  approval, as a result of the public offering, the adjusted discount rate for all Series C Debentures (including the newly issued Series C Debentures) will be 0.96%. The adjusted discount rate is calculated solely for the purpose of withholding tax in connection with the discount amount upon repayment of Series C Debentures, and it does not reflect the final tax liabilities of Series C bondholders.

This announcement shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the Series C Debentures.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its approximately 78.11% interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest (approximately 31.18% in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). Internet Gold’s shares are traded on Nasdaq and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.eurocom.co.il;

www.igld.com;

www.bcommunications.co.il;

www.ir.bezeq.co.il

Forward-Looking Statements

This communication contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.